SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ZOSANO PHARMA CORPORATION

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

98979H103

(CUSIP Number)

March 22, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98979H103		SCHEDULE 13G

1	Name of Reporting Persons Amzak Capital Management, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power - 0 -

	6	Shared Voting Power 5,269,846 (1)

	7	Sole Dispositive Power - 0 -

	8	Shared Dispositive Power 5,269,846 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,269,846

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 13.51% (1) (2)

12	Type of Reporting Person (See Instructions) OO

(1)                                 Includes 5,151,813 shares of Common Stock outstanding owned by the Amzak Capital Management, LLC and 118,033 shares of Common Stock owned by Michael D Kazma. In addition to these shares, Amzak Capital Management, LLC owns 2,190,306 shares subject to warrants. These warrants provide the holder may not exercise them to the extent doing so would result in it owning in excess of 9.99% of the outstanding common shares of the Issuer. Given the current ownership percentage exceeds the limitation, Amzak Capital Management is prevented from exercising said warrants.

(2)                                 Based on 39,000,274 shares of Common Stock outstanding as of March 23, 2017, derived from: (a) 19,450,274 shares of Common Stock outstanding as of February 20, 2017, as reported in the Issuer’s Annual Report on Form 10-K filed on March 6, 2017, and (b) 19,550,000 shares of Common Stock issued in the public offering pursuant to the Registration Statement on Form S- 1 (File No. 333- 216410) declared effective on March 17, 2017.

CUSIP No. 98979H103		SCHEDULE 13G

1	Name of Reporting Persons Michael D. Kazma

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 118,033

	6	Shared Voting Power 5,269,846 (1)

	7	Sole Dispositive Power 118,033

	8	Shared Dispositive Power 5,269,846 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,269,846 (1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 13.51% (1) (2)

12	Type of Reporting Person (See Instructions) IN

(1)                                 Includes 5,151,813 shares of Common Stock outstanding owned by the Amzak Capital Management, LLC and 118,033 shares of Common Stock owned by Michael D Kazma. In addition to these shares, Amzak Capital Management, LLC owns 2,190,306 shares subject to warrants. These warrants provide the holder may not exercise them to the extent doing so would result in it owning in excess of 9.99% of the outstanding common shares of the Issuer. Given the current ownership percentage exceeds the limitation, Amzak Capital Management is prevented from exercising said warrants.

(2)                                 Based on 39,000,274 shares of Common Stock outstanding as of March 23, 2017, derived from: (a) 19,450,274 shares of Common Stock outstanding as of February 20, 2017, as reported in the Issuer’s Annual Report on Form 10-K filed on March 6, 2017, and (b) 19,550,000 shares of Common Stock issued in the public offering pursuant to to the Registration Statement on Form S- 1 (File No. 333- 216410) declared effective on March 17, 2017.

CUSIP No. 98979H103		SCHEDULE 13G

1	Name of Reporting Persons Gerry Kazma

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power - 0 -

	6	Shared Voting Power 5,269,846 (1)

	7	Sole Dispositive Power - 0 -

	8	Shared Dispositive Power 5,269,846 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,269,846 (1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 13.51% (1) (2)

12	Type of Reporting Person (See Instructions) IN

(1)           Includes 5,151,813 shares of Common Stock outstanding owned by the Amzak Capital Management, LLC and 118,033 shares of Common Stock owned by Michael D Kazma. In addition to these shares, Amzak Capital Management, LLC owns 2,190,306 shares subject to warrants. These warrants provide the holder may not exercise them to the extent doing so would result in it owning in excess of 9.99% of the outstanding common shares of the Issuer. Given the current ownership percentage exceeds the limitation, Amzak Capital Management is prevented from exercising said warrants.

(2)           Based on 39,000,274 shares of Common Stock outstanding as of March 23, 2017, derived from: (a) 19,450,274 shares of Common Stock outstanding as of February 20, 2017, as reported in the Issuer’s Annual Report on Form 10-K filed on March 6, 2017, and (b) 19,550,000 shares of Common Stock issued in the public offering pursuant to the Registration Statement on Form S- 1 (File No. 333- 216410) declared effective on March 17, 2017.

CUSIP No. 98979H103	SCHEDULE 13G

Item 1(a).	Name of Issuer: ZOSANO PHARMA CORPORATION
Item 1(b).	Address of Issuer’s Principal Executive Offices: 34790 Ardentech Court, Fremont, CA 94555

Item 2(a).

Name of Person Filing:
This Schedule 13G is being file by each of the following persons (each a “Reporting Person” and together, the “Reporting Persons”):

(i)            Amzak Capital Management, LLC (“Amzak”);

(ii)           Michael D. Kazma (“MK”); and

(iii)          Gerry Kazma (“GK”).

See Exhibit A for the Reporting Persons’ agreement for a joint filing of a single statement on their behalf.

Item 2(b).	Address of Principal Business Office: The address of the principal business office of each Reporting Person is 980 N. Federal Highway, Suite 315, Boca Raton, FL 33432.
Item 2(c).	Citizenship: Amzak was organized under the laws of the State of Nevada. Each of MK and GK is a citizen of Canada.
Item 2(d).	Title of Class of Securities: Common Stock, par value $0.0001 per share (“Common Stock”).
Item 2(e).	CUSIP Number: 98979H103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

CUSIP No. 98979H103	SCHEDULE 13G

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1:

Each of MK and GK is a manager of Amzak and may be deemed to share voting and investment power with respect to the Common Stock held by Amzak.  Each Reporting Person disclaims beneficial ownership of any Common Stock owned by any other Reporting Person.

(a) Amount beneficially owned: See the response(s) to Item 9 on the attached cover page(s).
(b) Percent of class: See the response(s) to Item 11 on the attached cover page(s).
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: See the response(s) to Item 5 on the attached cover page(s).
(ii) Shared power to vote or to direct the vote: See the response(s) to Item 6 on the attached cover page(s).
(iii) Sole power to dispose or to direct the disposition of: See the response(s) to Item 7 on the attached cover page(s).
(iv) Shared power to dispose or to direct the disposition of: See the response(s) to Item 8 on the attached cover page(s).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

CUSIP No. 98979H103	SCHEDULE 13G

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 27, 2017	AMZAK CAPITAL MANAGEMENT, LLC

	By:	/s/ Michael Kazma
Michael Kazma
President

/s/ Michael Kazma
MICHAEL KAZMA

/s/ Gerry Kazma
GERRY KAZMA

EXHIBIT A

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby consent to the joint filing on their behalf of a single Schedule 13G and any amendments thereto, with respect to the beneficial ownership by each of the undersigned of the shares of common stock of ZOSANO PHARMA CORPORATION.  The undersigned hereby further agree that this Joint Filing Agreement be included as an exhibit to such statement and any such amendment.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others.  The undersigned hereby further agree that this Joint Filing Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original, but all of which counterparts shall together constitute one and the same instrument.

March 25, 2017	AMZAK CAPITAL MANAGEMENT, LLC

	By:	/s/ Michael Kazma
Michael Kazma
President

/s/ Michael Kazma
MICHAEL KAZMA

/s/ Gerry Kazma
GERRY KAZMA